

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2021

Bhargava Marepally
Chief Executive Officer
StoneBridge Acquisition Corp.
One World Trade Center
Suite 8500
New York, NY 10007

>   **Re: StoneBridge Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 23, 2021**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 9, 2021**
>   **File No. 333-253641**

Dear Mr. Marepally:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Summary
Redemption of public shares and distribution, page 17

1.   We note your response to our prior comment 1. Please also disclose whether shareholders may redeem their shares in connection with any proposal to extend the 24 month time period during which you may consummate a business combination.

You may contact Rolf Sundwall at (202) 551-3105 or Michelle Miller at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at (202) 551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Ari Edelman, Esq.